Notice to LSE Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) 30 July 2026 As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). Ben Wyatt (a PDMR/KMP), acquired Rio Tinto Limited shares as follows: Date Acquired Number of Shares Acquired Price Per Share AUD 30 July 2026 300 166.7950 LEI: 213800YOEO5OQ72G2R82 EXHIBIT 99.12

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com 0BMedia Relations, 1BUnited Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 2BMedia Relations, 3BAustralia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 4BMedia Relations, 5BCanada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 6BMedia Relations, 7BUS & Latin America Jesse Riseborough M +1 202 394 9480 8BInvestor Relations, 9BUnited Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 10BInvestor Relations, 11BAustralia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 12BRio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 13BRio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Matthew Whyte, Rio Tinto’s Group Company Secretary. riotinto.com